Exhibit E – Video Transcript

How many coffee drinkers do we have in the room this evening? Lots of hands! Awesome.

Well, if you're like me, you're one of the 76 million Americans who not only drink coffee, but drink specialty coffee, every day.

Hi, I'm Tyler Tate, Cofounder and CEO of Crema.co.

Over the last few years, coffee has been moving upmarket, and as with craft beer before it, it's small, artisanal roasters that are leading this revolution.

Yet chances are you may have felt disappointed as you've walked down the coffee aisle at your local supermarket, where 80% of the shelf space is controlled by just five conglomerates.

But what if there was one place you could go to access the best coffees from the top specialty roasters in the country. Well, now there is.

Crema.co makes it easy for you to subscribe to coffees from these specialty roasters, whether that's Ritual coffee here in San Francisco, Toby's Estate in New York, or 15 of our other roaster partners across the US.

As you rate the coffees you receive, we learn about the characteristics present in the coffees you like, and we use this to provide personalized recommendations of coffees we're sure you're going to enjoy. And because each order is drop shipped directly from the roaster to the customer, our business model is highly scalable.

Since we've been in 500, we've been working hard on paid acquisition, and we've seen our customer acquisition costs fall significantly, while retention and LTV are trending up.

Last month subscribers spent over $17,000 on our platform, but we're just getting started as a company. We're currently growing 28% month-over-month, and we're targeting 10x growth over the next 12 months.

This is a big opportunity, with 200% growth in recent years among our target demographic among 25-39 year-olds, that's even more than craft beer.

My cofounder Emily McIntyre and I are bringing together a decade of experience in both coffee and tech to build the next iconic coffee brand. Thank you.